FILE NO. 70-9637

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                       AMENDMENT NO. 1
                             TO
                          FORM U-1
              APPLICATION/DECLARATION UNDER THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NU Enterprises, Inc.                   Select Energy Services, Inc.
Northeast Generation Company.
Northeast Generation Services Company  Select Energy Contracting,Inc.
Select Energy, Inc.                    24 Prime Parkway
Yankee Energy Services Company         Natick, MA 01760
Mode 1 Communications, Inc.
E. S. Boulos Company                   Select Energy New York, Inc.
R.M. Services, Inc.                    507 Plum Street
Yankee Financial Services Company      Syracuse, New York 13204
107 Selden Street
Berlin, CT 06037

                                        HEC Energy Consulting Canada Inc.
Reeds Ferry Supply Co., Inc.            242 Simcoe Street
605 Front Street                        Niagara on the Lake
Manchester, NH 03102                    Ontario, Canada LOS1J0

    (Names of companies filing this statement and addresses of principal executive offices)


                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                        Gregory B. Butler
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                        107 Selden Street
                        Berlin, CT 06037
             (Name and address of agent for service)

 The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.               David R. McHale
Assistant General Counsel             Vice President and
Northeast Utilities Service Company   Treasurer
107 Selden Street                     Northeast Utilities Service
Berlin, CT 06037                      Company
                                      107 Selden Street
                                      Berlin, CT 06037

The Application/Declaration in this file is hereby amended and restated in its entirety as follows:

                             "ITEM 1

               DESCRIPTION OF PROPOSED TRANSACTION

                          INTRODUCTION

1. NU Enterprises, Inc. ("NUEI"), a holding company under the Public Utility Holding Company Act of 1935, as amended ("the Act"), and a sub-holding company over certain non-utility subsidiaries of Northeast Utilities ("NU"), a public utility holding company registered under the Act, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), Select Energy, Inc. ("Select Energy") and its wholly-owned subsidiary, Select Energy New York, Inc. ("SENY"), Select Energy Services, Inc. (formerly HEC Inc., "HEC"), and Mode 1 Communications, Inc. ("Mode 1"), each a direct subsidiary of NUEI and an indirect non-utility subsidiary of NU, and Reeds Ferry Supply Co., Inc. ("Reeds"), Select Energy Contracting, Inc. ("SECI") and HEC Energy Consulting Canada Inc. ("HEC Energy"), each a direct subsidiary of HEC and an indirect non-utility subsidiary of NU, E. S. Boulos Company ("Boulos"), a direct subsidiary of NGS and an indirect non-utility subsidiary of NU, R.M. Services, Inc., ("RMS"), Yankee Financial Services, Inc. ("Yankee Financial"), Yankee Energy Services Company ("YESCO"), each a subsidiary or affiliate of Yankee Energy Systems, Inc., and an indirect subsidiary or affiliate of NU, and any to-be-formed direct or indirect nonutility subsidiary of NUEI ("Newco" and together with NUEI, NGC, NGS, Select Energy, HEC, Mode 1, SENY, Boulos, HEC Energy, RMS, Yankee Financial, YESCO, and SECI, the "Competitive Companies" and together with NU, the "Applicants"), hereby submit this application/declaration (the "Application") pursuant to Section 13 of the Act and Rules 86, 87, 88, 89, 90, 91, 93, 94, 95
and 100 thereunder, with respect to certain transactions related to the rendition of services by the Competitive Companies to each other.

2. The Competitive Companies propose to provide services or sell goods to, or perform construction (collectively "Services") for each other in certain circumstances described below at any price they deem appropriate, including but not limited to cost or fair market prices, and request an exemption pursuant to Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged. <F1> Any Services provided by the Competitive Companies to NU's regulated public utility subsidiaries will be provided at "cost" consistent with Rules 90 and 91. The Applicants will not provide Services at other than cost to any associate company that, in turn, provides such Services, directly or indirectly, to any other associate company that is not a Competitive Subsidiary, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption therefrom obtained in a separate filing.

3. The final sentence of Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of Section 13(b) from the at-cost requirement if the transactions "involve special or unusual circumstances." In the past, the Commission has recognized that the at-cost provisions of the Act and the rules thereunder were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service . . . contracts by their holding companies and by servicing
.. . . companies controlled by their holding companies" and has granted exemptions from the at cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place." Entergy Corp., H.C.A. Rel. No. 27039 (June 22,
1999), and decisions cited therein. See Also Interstate Energy Corp., H.C.A. Rel. No. 27069 (August 26, 1999), and decisions cited therein; New England Electric System, H.C.A. Rel. No. 22309 (December 9, 1981).

4. Accordingly, the Competitive Companies request authorization to provide Services to each other at other than cost in any case where the Competitive Subsidiary receiving such Services is:

     (i) a foreign utility company ("FUCO") or an exempt wholesale generator ("EWG") which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not an affiliate utility company, unless there are structural protections in place to protect consumers against any adverse effect of pricing at market rates and there is no pass-through of the difference between cost and market to consumers;

     (iii)a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively
          (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than an affiliate utility company) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

      (iv)a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an affiliate utility company;

     (v) a subsidiary formed pursuant to Rule 58 under the Act or any other nonutility subsidiary that (a) is partially owned by NU, provided that the ultimate recipient of such Services is not an affiliate utility company (or any other entity that NU may form whose activities and operations are primarily related to the provision of Services to affiliate utility companies), or (b) is engaged solely in the business of developing, owning, operating and/or providing Services to Competitive Companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States; or

     (vi) a subsidiary formed pursuant to Rule 58 or any other nonutility subsidiary, provided that the ultimate recipient of Services (a) is not an affiliate company, or (b) is an affiliate company engaged solely in the business of developing, owning, operating and/or providing Services on a competitive basis to non-affiliate companies, and the prices charged to the customer are determined pursuant to arms' length negotiations.

5. These circumstances for which market based pricing authority is being requested are similar to those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Rel. No. 27039 (June 22, 1999); Ameren Corp., et al., Holding Co. Act Rel. No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Rel. No. 27069 (August 26, 1999). The Applicants however, in items
(ii) and (vi) above, are seeking a broadening of the exceptions previously authorized by the Commission. The Applicants have expanded item (ii) to include situations where the ultimate purchaser of power from the EWG who is receiving the Services is a utility company in the same holding company system provided that "there are structural protections in place to protect consumers against any adverse effect of pricing at market rates and there is no pass-through of the difference between cost and market to consumers." The Applicants have added item
(vi) to include the provision of Services at other than cost to any affiliate formed pursuant to Rule 58 or any other nonutility affiliate, provided that the ultimate recipient of such Services (a) is not an affiliate company, or (b) is an affiliate company engaged solely in the business of developing, owning, operating and/or providing Services on a competitive basis to non-affiliate companies and the prices charged to the customer are arrived at through arms' length negotiations.
The Applicants seek the broadening of the exemptions to the at-cost rules to better compete in the restructured energy services industry.

Expansion of Item (ii) to Include EWGs in the Same System

6. Because the NU system is now made up of both regulated public utility companies and separate competitive companies involved in competitive generation, and marketing and brokering of power, it is possible that power generated by an EWG owned by the NU system will eventually be sold back into the NU system. In fact, Select Energy, which is NU's energy marketing and brokering arm, in both the retail and wholesale markets, purchases power from many sources, including NGC, its EWG affiliate, and HWP, another competitive generating affiliate.
In addition, Select has contracts to deliver power to many counterparties and has contracted, pursuant to state commission proceedings, to serve 50% of the "standard offer service" of its affiliate utility, The Connecticut Light and Power Company ("CL&P").
The delivery price for the standard offer service was not determined by Select Energy but was arrived at by the Connecticut Department of Public Utility Control (the "DPUC") by taking the average price of the other companies serving CL&P's "standard offer service." NGC currently sells power to Select Energy at market based rates approved by the FERC and Select Energy sells that power, along with power obtained from other sources, in the competitive deregulated energy market, including to CL&P. At the same time, NGS currently provides services to NGC at cost and would like to provide such services at other than cost.
If NGS provided such services at other than cost to NGC, Select Energy would not be able to pass that cost on to CL&P's consumers as a result of the procedure used by the DPUC to determine the price charged by Select Energy to CL&P. These procedures protect CL&P's consumers from any pass through of fees charged by NGS to NGC. Other situations in the deregulated competitive market could exist whereby regulated consumers of a utility would be protected from any off-cost pricing of services provided to the EWG from which the consumers ultimately obtain the power. In such a situation, where a nonutility company is foreclosed from passing on to consumers the off-cost increases charged to an EWG by a competitive affiliate, the EWG should be able to receive Services from an affiliate nonutility company at off-cost prices.

Inclusion of Item (vi) to include Rule 58 and other Nonutility
Subsidiaries

7. This requested expansion is also a direct result of industry restructuring and competition. The need for requested exemption arises in the arena of competitive energy services. NU has various energy services companies (Select Energy, SENY, NGS, HEC) that provide complementary services to customers. In many situations a customer will seek bids for a variety of energy services which can best be provided by a combination of two or more of the NU companies. Under the at-cost rules and its current exemptions, two or more of such companies could each directly bid to the customer on a part of the services being requested, at off-cost prices. In such an instance, the customer would be required to deal with more than one counterparty for billing purposes and for contract purposes. It has been the experience of the Applicants that the customers do not prefer this method, but rather prefer, instead, to deal with one counterparty which hires and is responsible for, subcontractors. For example, If NGS and HEC can jointly do the work on a project that a customer prefers, each could bid directly to the customer at market prices, but the customer would have to deal with each party separately. This tends to make the transaction more cumbersome and less efficient. NGS would like to bid on the project with HEC being a subcontractor providing services at off-cost prices. As the rule currently stand, this would not be acceptable, although NGS could bid on the project with a non-affiliate as a subcontractor providing services at off-cost prices. This places the Competitive Companies at a disadvantage to energy services companies which are not part of a holding company system.

8. Also under the at-cost rules and exemptions as they exist, two or more Competitive Companies could form a limited liability company ("LLC") which would be able to act as the contracting agent and counterparty to the customer. The LLC would be able to charge the customer off-cost prices with each of its Competitive Company members providing services for the LLC at cost. The LLC would then be able to make a distribution to its Competitive Company members of the profit on the project thus achieving the same result as if one Competitive Company provided services for another Competitive Company at off-cost prices, except not as efficiently. This method is also cumbersome and would likely entail setting up a different LLC for each potential project, further complicating the holding company structure.

9. Allowing the Competitive Companies to provide Services to each other at off-cost prices provided that the ultimate recipient of such Services is not an affiliated company, allows the Applicants to compete with other energy service providers on a level playing field and allows them to provide Services in a customer friendly manner, that is, with one counterparty who manages the subcontracting companies. In reality, the subcontracting Competitive Company is not really providing Services to its affiliate but rather is providing Services to the customer. In essence, the contracting party would be acting as a "conduit" through which Services from the subcontracting companies are provided to the customer and through which payments are funneled to the Competitive Company subcontractors. This sort of structure has been approved by the Commission, with slightly different facts, pursuant to a "No Action Letter." In Entergy AK No Action Letter (1998 SEC No Act. LEXIS 435, March 26, 1998, the "AK Letter"), the Commission agreed that no action would be taken under Section 13(b) of the Act for the off-cost pricing that would be charged Entergy AK by non-utility affiliates of Entergy AK. In that situation, Entergy AK, an electric utility, was asked by a federal facility seeking to reduce energy consumption through various energy savings techniques pursuant to federal mandate, to assist it in obtaining the necessary energy efficiency equipment and services. Entergy AK planned to issue Requests for Proposals ("RFPs") and enter into agreements with subcontractors to provide such equipment and services. Certain non-utility affiliates of Entergy AK wished to submit proposals in response to Entergy AK's RFPs and wished to enter into such agreements with Entergy AK at prices other than cost. The Commission agreed that no action would be taken under the Act as a result of the off-cost prices charged by such non-affiliates.

10. Entergy AK argued that under its scenario, it would only be a "conduit for goods and services flowing from the energy services company" to the customer and that Entergy AK would not be acquiring any goods or services for its own account but rather would do so for the account of its customer. Entergy AK also argued that the transaction between it and a nonutility subsidiary in such a situation should not be deemed to involve a performance of services or sale of goods among a ssociate companies "within the sprit and intent of Section 13(b) of the Act because such transactions would not violate any policy sought to be achieved by Section 13(b)."

11. Although the Applicants understand that No Action Letters are specific to the exact facts set forth in the requesting letters and that there is no guarantee that the SEC would issue a similar No Action letter in a different but similar set of circumstances, the Applicants point out that some of the same reasons the AK No Action Letter was issued exist in Applicants' scenario. Namely, (1) the role and involvement of the contracting company would be the same, regardless of whether the subcontractor is a non-utility affiliate or some unrelated entity, (2) while the proposed arrangements would, as a matter of form, include a transaction between two affiliates of a registered holding company group on a basis other than "at cost", the fundamental substance of the transaction would be between the subcontractor and the customer. The contracting company would merely act as a conduit through which the customer would obtain energy efficiency measures, (3) even though the proposed arrangements would involve, as a matter of form but not substance, a transaction between two affiliates of a registered holding company, it would not be the sort of transaction that section 13(b) of the Act was intended to restrict. The contracting company would not be obtaining any Services from an associate company for its own account. It would only contract for products and services that its customer had agreed to acquire on the terms to which its customer had agreed.

12. The requested exemptions from the "at-cost" requirements of the Act in the circumstances described above are consistent with Section 13(b) and the rules thereunder and Commission precedent. First, as the electric industry restructures, it is important that the subsidiaries of public utility holding companies that are involved in competitive, unregulated businesses be free to conduct those businesses according to the same ground rules as are used in other competitive industries, including providing services to each other at prices other than "cost". Also, because each of the Competitive Companies will be free to obtain services from unaffiliated companies, there will be structural safeguards in place to permit the Applicants to deal with each other on an appropriate, arms-length basis with respect to services provided at a price other than cost. The Competitive Companies will adhere to Section 13 of the Act and the Commission's rules promulgated thereunder with respect to the allocation of their costs to their customer companies. Any allocation method that is used will be consistent with the Commission's rules with respect to allocations of costs to affiliated companies. Any amount billed for services performed by an affiliate under a service agreement with a Competitive Subsidiary will be billed directly to that Competitive Subsidiary.
The Competitive Companies will keep complete and accurate accounts of all receipts and expenditures in accordance with the Commission's rules and the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission. The Applicants commit that they will therefore comply with Rule 93 by following the Commission's System of Accounts set forth in 17 C.F.R. Part 256 and the Federal Energy Regulatory Commission's Uniform System of Accounts after which the Commission's System of Account was modeled.

                  STATEMENT PURSUANT TO RULE 54

13. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

14. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2001, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 80% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2001 ($586 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

15. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and
(b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
          Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

    (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

   (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

    (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

    (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

16. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment), has been profitable for the quarterly periods ending June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001 and September 30, 2001, respectively (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees).
As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                     As of June 30, 2000

                                 (thousands
                                 of dollars)                   %
Common shareholders' equity       2,365,854                 36.9
Preferred stock                     277,700                  4.3
Long-term and short-term debt     3,768,353                 58.8
                                  6,411,907                100.0


17. The consolidated capitalization ratios of NU as of September 30, 2001, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                                 As of  September 30, 2001

                                (thousands
                                of dollars)                    %
Common shareholders' equity      2,133,851                  31.6
Preferred stock                     16,200                   1.7
Long-term and short-term debt    2,391,557                  35.4
Rate Reduction Bonds             2,118,400                  31.3
                                 6,760,008                 100.0

18. NU's consolidated retained earnings decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000, mainly as a result of an after-tax write-off of $225 million by Public Service Company of New Hampshire as part of a restructuring settlement and also recognition of a loss due to a decision by the FERC lowering the price for acquiring installed generating capacity in New England but increased by $149 million through the three quarters ended September 30, 2001. NGC (NU's only EWG or FUCO) has made a positive contribution to earnings by contributing $207 million in revenues from inception (March 2000) through September 30, 2001 and net income of $57.5 million for the same period. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

                             ITEM 2

                 FEES, COMMISSIONS AND EXPENSES

1. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $10,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to NUSCO for financial, legal and other services.

                             ITEM 3

                 APPLICABLE STATUTORY PROVISIONS

1.    Section 13 of the Act and Rules 86, 87, 88, 89, 90, 91, 93, 94,
95 and 100 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

                             ITEM 4

                       REGULATORY APPROVAL

1. No regulatory approval, other than those of the Commission requested herein, is required for the proposed transactions for which Commission authorization is sought herein.

                             ITEM 5

                            PROCEDURE

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.2. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.


                             ITEM 6

                EXHIBITS AND FINANCIAL STATEMENTS

1. Asterisked (*) items are to be filed by subsequent amendment.
      Double asterisked (**) indicate items previously filed.

      (a)    EXHIBITS

             *F.    Opinion of Counsel

             **H.   Proposed Form of Notice

                    H-2    Revised Form of Notice

      (b)    Financial Statements

The Competitive Companies currently receive the services to be provided by any other Competitive Companies at cost, and it is anticipated that the transactions contemplated by this Application will have little or no effect on their financial statements. Moreover, because those transactions are occurring exclusively beneath NU in the NU system corporate structure, they will also have little or no impact on the financial statements of NU or the NU system. Accordingly, no financial statements are being filed.


                             ITEM 7

             INFORMATION AS TO ENVIRONMENTAL EFFECTS

       (a) The financial transactions described herein do not involve a major Federal action significantly affecting the quality of the human environment. (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

                    [SIGNATURE PAGE FOLLOWS]

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
SELECT ENERGY, INC.
SELECT ENERGY NEW YORK, INC.
MODE 1 COMMUNICATIONS, INC.
SELECT ENERGY NEW YORK, INC.
R.M. SERVICES, INC.
YANKEE FINANCIAL SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
SELECT ENERGY SERVICES, INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.
HEC ENERGY CONSULTING CANADA INC.




 By:  /s/ Gregory B. Butler
          Name:  Gregory B. Butler
          Title: Vice President, Secretary and  General Counsel
             of Northeast Utilities Service Company
             as Agent for the above named companies.


Date: February 25, 2002

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

<F1>  Authority for NGS to provide certain services to NGC at other than at cost has been requested, to the extent necessary, in the application/declaration in File No. 70-9543. Jurisdiction was reserved by the Commission in such filing. However, NGS's request herein replaces the application in File no. 70-9543. NGS will withdraw its remaining request in File No. 70-9543


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